Pioneer Interest Shares
6/30/99 NSAR

Responses to Sub-Item 77C:

(a) The registrant held its annual meeting of shareholders on Tuesday, June 22, 1999.

(b) Omitted pursuant to Instruction 2 of Sub-Item 77C.

(c) Proposal 2 from the registrant's definitive proxy statement filed electronically with the Commission on May 12, 1999 (Accession No. 0000069407-99-000004) (the "Proxy Statement") is incorporated herein by reference in response to this sub-item. The results of shareholder voting under the caption "Results of Shareowner Meeting" from the registrant's June 30, 1999 semiannual report to shareholders filed electronically with the Commission on August 23, 1999 (Accession No. 0000069407-99-000007) are also incorporated herein by reference in response to this sub-item.

(d) None.